UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 7, 2021

(Date of Report (Date of earliest event reported))

THE GRAYSTONE COMPANY, INC.
(Exact name of registrant as specified in its charter)

COLORADO	86-2416093
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

401 E. Las Olas Blvd #130-321 Fort Lauderdale, FL	33301
(Address of principal executive offices)	(ZIP Code)

(954) 271-2704

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

We have received the following questions via email and wanted to provide the answers through this filing as well since it provides an overview of previously disclosed information:

Question: 1. Does the company own any facility or all miners hosted at third-party? 2. I see on one of the PR that the company was generating income from hosting miners? How is that accomplished? Thank you for your time!

Answer: Thank you for you email.

We currently are using a 3rd party location. Operating our own facility is a future goal of ours. However, the initial set up costs are extremely high and we felt it was better to use our capital to generate revenues and profits instead of sinking that capital into infrastructure that does not generate income right away. It is very important not to overextend ourself, particularly in the early stages of the company’s growth. Additionally, our 3rd party hosting facility is run by nuclear power which allows our mining operation to have zero-emissions, which is very important to us. Being a newly established business (we launched our bitcoin mining operation in May 2021 and began mining in September 2021), we are focused on being patient and growing our revenues and profits slow and steady for the long term benefits of the company and its shareholders.

Currently, hosting facilities are limiting access to their services, besides that most hosting facilities have established minimum order quantities (MOQ), that are extremely steep. This situation occurred due to high demand and shortage of hosting availability in the US. Luckily we have established relationship with our hosting facility that allows us to sublease our space to 3rd parties who cannot meet the MOQ. This is a great opportunity for us to generate additional revenue by providing hosting services to companies that cannot otherwise meet the minimum order requirement or have trouble finding high-quality and reliable hosting facility. This benefits us in many ways but mainly it lowers our cost of hosting since we generating profits from hosting the 3rd party machines and allows us to build a customer base for when we do open our own facility in the future.

Hopefully that answered your questions. Please don’t hesitate to email us with any additional questions you may have. We are excited about our future and enjoy talking to people about our Company and Bitcoin. We strongly believe in our long term vision, yet being strategic and focusing on a slow and steady approach of growth that allows a strong foundation to be built while simultaneously increasing the revenues and profits of the company thereby increasing shareholder value.

Safe Harbor Statement

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated July 23, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GRAYSTONE COMPANY, INC.

	By:	/s/ Anastasia Shishova
	Name:	Anastasia Shishova
	Title:	CEO

Date: 12/3/2021

3